CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Ero Copper Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ero Copper Corp. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 8, 2022

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Consolidated Statements of Financial Position
(Amounts in thousands of US Dollars)

	Notes	December 31, 2021	December 31, 2020
ASSETS
Current
Cash and cash equivalents		$130,129	$62,508
Accounts receivable		30,704	20,353
Inventories	5	26,019	25,496
Other current assets	6	21,834	19,184
		208,686	127,541
Non-Current
Mineral, property, plant and equipment	7	445,428	333,702
Exploration and evaluation assets	8	32,038	21,024
Deferred income tax assets	20	2,315	14,223
Deposits and other non-current assets		1,295	609
		481,076	369,558
Total Assets		$689,762	$497,099

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$66,546	$47,243
Current portion of loans and borrowings	10	4,344	12,539
Current portion of deferred revenue	11	10,511	—
Income taxes payable		7,191	3,996
Current portion of derivatives	22	29,357	26,540
Current portion of lease liabilities		4,711	1,402
		122,660	91,720
Non-Current
Loans and borrowings	10	54,906	155,563
Deferred revenue	11	83,711	—
Provision for rehabilitation and closure costs	12	19,037	18,970
Derivatives	22	366	10,811
Lease liabilities		2,399	346
Other non-current liabilities	13	11,193	5,614
		171,612	191,304
Total Liabilities		294,272	283,024

SHAREHOLDERS’ EQUITY
Share capital	14	133,072	126,152
Equity reserves		(94,910)	(67,291)
Retained earnings		354,895	153,842
Equity attributable to owners of the Company		393,057	212,703
Non-controlling interests		2,433	1,372
		395,490	214,075
Total Liabilities and Equity		$689,762	$497,099

Contingencies (Note 25); Commitments (Note 11); Subsequent Events (Notes 8, 10, and 26)

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Matthew Wubs"	, Director

The accompanying notes are an integral part of these consolidated financial statements               Page 1

Ero Copper Corp.
Consolidated Statements of Operations and Comprehensive Income
(Amounts in thousands of US Dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2021	2020

Revenue	15	$489,915	$324,076
Cost of sales	16	(171,057)	(135,939)
Gross profit		318,858	188,137

Expenses
General and administrative	17	(38,846)	(27,927)
Share-based compensation	14 (f)	(7,848)	(9,064)
Income before the undernoted		272,164	151,146
Finance income		2,991	1,346
Finance expense	18	(12,159)	(15,449)
Foreign exchange loss	19	(21,968)	(79,805)
Recovery of value added taxes	6	—	8,886
NX Gold PMPA transaction fees	15	(1,219)	—
Other expenses		(2,889)	(4,701)
Income before income taxes		236,920	61,423

Income tax expense
Current		(22,428)	(9,675)
Deferred		(11,860)	750
	20	(34,288)	(8,925)
Net income for the year		$202,632	$52,498

Other comprehensive loss
Foreign currency translation loss		(24,252)	(49,553)
Comprehensive income		$178,380	$2,945

Net income attributable to:
Owners of the Company		201,053	51,622
Non-controlling interests		1,579	876
		$202,632	$52,498

Comprehensive income attributable to:
Owners of the Company		176,898	2,267
Non-controlling interests		1,482	678
		$178,380	$2,945

Net income per share attributable to owners of the Company
Basic	14 (g)	$2.27	$0.60
Diluted	14 (g)	$2.21	$0.56

Weighted average number of common shares outstanding
Basic	14 (g)	88,602,367	86,368,535
Diluted	14 (g)	90,963,452	92,213,628

The accompanying notes are an integral part of these consolidated financial statements               Page 2

Ero Copper Corp.
Consolidated Statements of Cash Flow
(Amounts in thousands of US Dollars)

		Year ended December 31,
	Notes	2021	2020
Cash Flows from Operating Activities
Net income for the year		$202,632	$52,498
Adjustments for:
Amortization and depreciation		47,290	39,348
Income tax expense		34,288	8,925
Amortization of deferred revenue	15	(7,279)	—
Recovery of value added taxes		—	(8,886)
Share-based compensation	14 (f)	7,848	9,064
Finance income		(2,991)	(1,346)
Finance expenses	18	12,159	15,449
Foreign exchange loss		20,277	79,805
Other		(1,164)	1,697
Changes in non-cash working capital items	24	(15,098)	(9,532)
		297,962	187,022
Upfront advance from NX Gold PMPA	11	100,000	—
Derivative contract settlements	19	(22,240)	(20,804)
Provision settlements		(2,039)	(1,585)
Income taxes paid		(9,094)	(1,796)
		364,589	162,837

Cash Flows used in Investing Activities
Additions to mineral property, plant and equipment		(169,159)	(117,607)
Additions to exploration and evaluation assets		(12,672)	(199)
Other investments		2,305	1,250
		(179,526)	(116,556)

Cash Flows (used in) / from Financing Activities
Restricted cash		—	1,500
Lease liability payments		(4,843)	(4,337)
New loans and borrowings, net of finance costs		5,471	68,997
Loans and borrowings repaid		(113,240)	(57,425)
Interest paid on loans and borrowings		(4,164)	(9,693)
Other finance expenses paid		(4,204)	(3,156)
Proceeds from exercise of stock options and warrants		5,550	4,402
		(115,430)	288

Effect of exchange rate changes on cash and cash equivalents		(2,012)	(5,546)
Net increase in cash and cash equivalents		67,621	41,023
Cash and cash equivalents - beginning of year		62,508	21,485
Cash and cash equivalents - end of year		$130,129	$62,508

Supplemental cash flow information (note 24)

The accompanying notes are an integral part of these consolidated financial statements                  Page 3

Ero Copper Corp.
Consolidated Statements of Changes in Shareholders' Equity
(Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2019		85,703,646	$120,492	$9,084	$(33,573)	$102,220	$198,223	$835	$199,058
Income for the year		—	—	—	—	51,622	51,622	876	52,498
Other comprehensive loss for the year		—	—	—	(49,355)	—	(49,355)	(198)	(49,553)
Total comprehensive income (loss) for the year		—	—	—	(49,355)	51,622	2,267	678	2,945
Shares issued for:
Exercise of options and warrants		2,175,615	5,660	(1,258)	—	—	4,402	—	4,402
Share-based compensation	14 (f)	—	—	7,811	—	—	7,811	—	7,811
Dividends to non-controlling interest		—	—	—	—	—	—	(141)	(141)
Balance, December 31, 2020		87,879,261	$126,152	$15,637	$(82,928)	$153,842	$212,703	$1,372	$214,075

Income for the year		—	—	—	—	201,053	201,053	1,579	202,632
Other comprehensive loss for the year		—	—	—	(24,155)	—	(24,155)	(97)	(24,252)
Total comprehensive income (loss) for the year		—	—	—	(24,155)	201,053	176,898	1,482	178,380
Shares issued for:
Exercise of options and warrants		2,325,117	6,920	(1,370)	—	—	5,550	—	5,550
Share-based compensation	14 (f)	—	—	7,295	—	—	7,295	—	7,295
Reclassified as cash-based equity awards	14 (b)	—	—	(9,389)	—	—	(9,389)	—	(9,389)
Dividends to non-controlling interest		—	—	—	—	—	—	(421)	(421)
Balance, December 31, 2021		90,204,378	$133,072	$12,173	$(107,083)	$354,895	$393,057	$2,433	$395,490

The accompanying notes are an integral part of these consolidated financial statements                                      Page 4

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian company which holds a 100% interest in the MCSA Mining Complex and the Boa Esperança Property (Note 8). MCSA’s predominant activity is the production and sale of copper concentrate from the MCSA Mining Complex, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”).

NX Gold is a Brazilian gold mining company focused on the production and sale of gold as its main product and silver as its by-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Aventine, in southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur.

The Company continues to have no material disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic. Since the onset of the COVID-19 in early 2020, the Company has continued to take measures to mitigate the possible impact of COVID-19 on its workforce and operations. There is no guarantee that this will continue to be the case. The extent to which COVID-19 will impact the Company’s workforce, operations, supply chains, or sales channels will depend on future developments which are uncertain and cannot be predicted with confidence. These impacts could include an impact on the Company’s ability to obtain equity financing and/or additional financing, impairments in the value of long-lived assets, continued fluctuation in the value of the Brazilian Real or potential future decreases in revenue or the profitability of ongoing operations.

2.    Basis of Preparation

(a)     Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 8, 2022.

(b)     Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared on a historical cost basis except for fair-value through-profit-or-loss and derivative financial instruments, which are measured at fair value.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation.

Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary.

Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation. Such reclassifications were not considered material.

(c)     Foreign Currency Translation

The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

The functional currency of MCSA and NX Gold is the Brazilian Real (“BRL”). The assets and liabilities of MCSA and NX Gold are translated into the US dollar presentation currency using the rate of exchange at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity.

(d)     Use of Estimates and Judgments

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for MCSA and NX Gold is the Brazilian Real. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include:

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Derivative instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income.

Mineral reserve and resource estimates including life of mine plan

The Company estimates its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves are used in the calculation of depreciation, impairment assessments, for forecasting the timing of payment of mine closure and rehabilitation costs, as well as amortization of deferred revenues.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

The carrying amounts of the Company’s mineral, property, plant and equipment are depleted in part based on recoverable mineral reserve tonnes processed, depending on the use of the asset. Changes to estimates of recoverable quantities of metals, mineral reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depreciation and depletion rates, amortization of deferred revenue, and may also result in impairment charges on non-current assets.

Mine closure and reclamation costs

Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral, property, plant and equipment. Adjustments to the carrying amounts of related mineral, property, plant and equipment can result in a change to future depreciation and depletion expense.

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

Deferred Revenue

Judgment and estimates were required in determining the accounting for the precious metal purchase agreement with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgements.
Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following:

a.Future gold prices are used to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and
b.Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the NX Gold mine and the portion of mineral resources anticipated to be converted to mineral reserves.

(e)    New Accounting Policies, Standards and Interpretations

Property, Plant and Equipment - Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company has elected to early adopt this standard in 2021, which did not have a material impact on its consolidated financial statements.

(f)    Future Changes in Accounting Policies Not Yet Effective as of December 31, 2021

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging, and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. Phase 2 of the Interest Rate Benchmark Reform refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates (“LIBOR”) with alternative benchmark rates. Phase 2 amendments require the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to this reform rather than applying modification accounting. In addition, the Phase 2 amendments require disclosures to assist users in understanding the effect of the reform on the Company’s financial instruments and risk management strategy.

At December 31, 2021, Company had a $150.0 million senior secured revolving credit facility, of which $50.0 million was drawn, which bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. The Company also maintained an interest rate swap

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

contract on a notional amount of $50.0 million, which was swapped for a fixed interest rate of 1.68%. Subsequent to year end, the senior secured revolving credit facility was fully repaid and the interest rate swap contracts were fully settled. There is currently no specific timeline on when the use of LIBOR will cease, but the switch to Secured Overnight Financing Rate (SOFR) is not expected to have a significant impact on the consolidated financial statements.

•In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes ("IAS 12"). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. The Company is currently assessing the impact of the amendments on its consolidated financial statements.

3.    Significant Accounting Policies

(a)Revenue

Revenue relating to the sale of metals is recognized at the point the customer obtains control of the product and when the Company has satisfied its performance obligations. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product, which is generally when the concentrate or doré is delivered to a location designated by the customer, or when gold credits are transferred to the customer.

The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to one month. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

Deferred Revenue (note 11)

In August 2021, the Company received an upfront cash deposit in connection with a precious metal purchase agreement with Royal Gold, which is accounted for as deferred revenue in accordance with IFRS 15. Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver an amount of gold equivalent to a percentage of the gold produced from its NX Gold operations. As gold deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.

Interest expense on deferred revenue is recognized in finance costs as there is a significant financing component related to the precious metal purchase agreement, resulting from a difference in the timing of the upfront consideration received and delivery of the gold. The interest rate is determined based on the rate implicit in the precious metal purchase agreement at the date of inception.

Revenue to be recognized from the initial consideration received from the precious metal purchase agreement is considered variable, subject to changes in the total gold ounces to be delivered. Changes to variable consideration are reflected in revenue in profit or loss. The additional consideration to be received under the precious metal purchase agreement is considered variable, subject to changes in the total estimated gold ounces to be delivered and gold prices.

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in profit or loss.

(b)Tax Incentives

The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate.

(c)Finance Income and Finance Expense

Finance income includes interest on cash and cash equivalents, restricted cash and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expense comprises of interest expense on loans and borrowings, accretion expense on provisions, leases and deferred revenue, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(d)Employee Benefits

Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefit plans.

(e)Taxation

Income tax expense comprises current and deferred tax. Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that effects neither accounting nor taxable income or loss, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and taxable differences arising from the initial recognition of goodwill.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities in Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value.

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(f)Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity.

Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses. Write-downs of inventories to net realizable value are included in the cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the net realizable value of the related inventories.

Provisions for low turnover or obsolete supplies and consumables inventory are established by management as deemed necessary and is included in cost of sales.

(g)Mineral, Property, Plant and Equipment

Mineral, property, plant and equipment is measured at acquisition or construction cost, including capitalized borrowing costs, less accumulated depreciation and accumulated impairment losses.

(i)Acquisition and disposal

The cost of mineral, property, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management, costs of disassembly and restoration of the site and borrowing costs on qualifying assets.

When parts of mineral, property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral, property, plant and equipment.

Gains and losses on disposal of mineral, property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income.

(ii)Subsequent costs

The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The maintenance service costs of equipment are included in profit or loss.

(iii)Development and construction-in-progress

When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral, property, plant and equipment. Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use including advances on long-lead items. Construction-in-progress is not depreciated.

Once an asset is available for use, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral, property, plant and equipment.

(iv)Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

(v)Stripping costs and development in the production phase

Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably.

For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs above average life of mine strip ratio (waste/ore) are capitalized to mineral properties or construction-in-progress and are depreciated over the related mineral reserves accessed by the stripping activity.

(vi)Mine closure and rehabilitation costs

The Company’s provision for mine closure and rehabilitation liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of a mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

(vii)Depreciation

Items of mineral, property, plant and equipment are depreciated on a straight-line method based on the estimated economic useful life of each component as follows:

Buildings	Lessor of life of mine or up to 25 years
Mining equipment	4 years
Mobile equipment & other assets	5 years
Mineral properties	Units of production
Mine closure and rehabilitation costs	Units of production or period until remediation
Right of use assets	Shorter of the term of lease and life of asset

The depletion of mineral, properties and mine closure and rehabilitation costs is determined based on the ratio of tonnes of copper/kg of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kg of contained gold.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(h)Exploration and Evaluation Assets

Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral property interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed.

When the exploration and evaluation of a mineral property indicates that development of the mineral property is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are transferred from exploration and evaluation assets to mineral property, plant and equipment.
Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off.

(i)Financial Instruments

Non-derivative financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows:

•Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities.

•Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•Level 3: inputs, for assets or liabilities, that are not based on observable market information (non-observable inputs).

The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred.

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income following the derecognition of the investment.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss.

Financial liabilities

Financial liabilities are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.
Compound instruments

Equity components of compound instruments, such as convertible debt, are separated from the debt host contract using the residual method. The Company determines the fair value of the debt component by discounting the expected principal and interest payments using an appropriate discount rate reflective of debt instruments with similar risks but without the equity component. The difference between the proceeds received and the amount assigned to the debt component is allocated to the equity component.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects. The Company includes the value of share purchase warrants included in the issuance of equity units, which consist of common shares and warrants, in share capital.

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Classification and measurement
The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table:

Measurement Category
Financial Assets
Cash and cash equivalents	Amortized Cost
Trade receivables related to provisional priced sales	Fair value through profit or loss
Other receivables	Amortized Cost
Deposits	Amortized Cost
Financial Liabilities
Trade payables	Amortized Cost
Loans and borrowings	Amortized Cost
Derivatives	Fair value through profit or loss

Cash and cash equivalents and deposits

Cash is comprised of cash on hand and demand deposits. Cash equivalents and deposits are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value.

Trade receivables

Trade receivables relate to amounts receivable from sales with fixed or determinable payments that are not quoted in an active market. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

(j)Impairment

i)Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. As the Company’s five primary significant customers are considered to have a low default rate and historical default rates are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2021. Accordingly, the Company did not record a provision for expected credit losses for trade receivables.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

ii)Non-Financial assets

At each reporting date, the carrying amounts of the Company’s mineral, property, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized.

(k)Provisions

i)Mine closure and rehabilitation provision

The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense.

When the provision is initially recognized, the corresponding cost is included in the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis.

ii)Other provisions

Other provisions are recognized, based on a past event, when the Company has a legal or constructive obligation that can be estimated reliably, and it is probable that an economic mineral resource will be required to settle the obligation. Provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and specific risks for the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense.

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(l)Share-Based Compensation

The grant date fair value of equity settled share-based payment awards granted to employees and consultants, including directors and officers, is recognized as share-based compensation, with a corresponding increase in equity, over the period that the optionee unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. Performance share units and deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over the period that the employees unconditionally become entitled to the awards. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.

(m)Leases

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

(n)Income per Share

Basic income per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options, share units and warrants. The dilutive effect of share

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

options and warrants assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For convertible instruments, the common shares to be included in the diluted per share calculation assumes that the instrument is converted at the beginning of the period (or the issue date if later). For equity-settled share units (as defined herein, see note 14(d)), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period. The net income attributable to common shareholders is adjusted to eliminate related interest costs of dilutive securities recognized in net income for the period.

(o)Business combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities assumed and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Goodwill arising from acquisitions is the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately.

4.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company’s reporting segments include its two operating mines in Brazil, MCSA and NX Gold, and its corporate head office in Canada. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2021	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$423,954	$65,961	$—	$489,915

Cost of production	(96,975)	(19,837)	—	(116,812)
Depreciation and depletion	(39,202)	(7,800)	—	(47,002)
Sales expense	(6,726)	(517)		(7,243)
Cost of sales	(142,903)	(28,154)	—	(171,057)

Gross profit	281,051	37,807	—	318,858

Expenses
General and administrative	(20,444)	(2,560)	(15,842)	(38,846)
Share-based compensation	—	—	(7,848)	(7,848)
Finance income	1,031	1,092	868	2,991
Finance expenses	(5,622)	(889)	(5,648)	(12,159)
Foreign exchange loss	(21,225)	(360)	(383)	(21,968)
NX Gold PMPA transaction fees	—	(1,219)	—	(1,219)
Other expenses	(2,382)	(507)	—	(2,889)
Income (loss) before taxes	232,409	33,364	(28,853)	236,920
Current tax expense	(15,087)	(4,406)	(2,935)	(22,428)
Deferred tax expense	(11,482)	(378)	—	(11,860)
Net income (loss)	$205,840	$28,580	$(31,788)	$202,632

Assets
Current	$152,703	$35,734	$20,249	208,686
Non-current	435,265	45,791	20	481,076
Total Assets	$587,968	$81,525	$20,269	$689,762
Total Liabilities	$116,905	$109,679	$67,688	294,272

During the year ended December 31, 2021, MCSA had three customers (2020 - two) while NX Gold had two customers (2020 - one).

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated

Revenue	$260,888	$63,188	$—	$324,076

Cost of production	(73,893)	(17,480)	—	(91,373)
Depreciation and depletion	(35,674)	(3,538)	—	(39,212)
Sales expenses	(4,937)	(417)	—	(5,354)
Cost of sales	(114,504)	(21,435)	—	(135,939)

Gross profit	146,384	41,753	—	188,137

Expenses
General and administrative	(16,471)	(1,712)	(9,744)	(27,927)
Share-based compensation	—	—	(9,064)	(9,064)
Finance income	430	143	773	1,346
Finance expenses	(5,789)	(805)	(8,855)	(15,449)
Foreign exchange loss	(77,235)	(2,563)	(7)	(79,805)
Recovery of value added taxes	7,564	1,322	—	8,886
Other expenses	(3,825)	(876)	—	(4,701)
Income (loss) before income taxes	51,058	37,262	(26,897)	61,423
Current tax expense	(5,117)	(4,558)	—	(9,675)
Deferred tax recovery	418	332	—	750
Net income (loss)	$46,359	$33,036	$(26,897)	$52,498

Assets
Current	$72,080	$31,516	$23,945	127,541
Non-current	340,487	26,364	2,707	369,558
Total Assets	$412,567	$57,880	$26,652	$497,099
Total Liabilities	$102,789	$19,467	$160,768	283,024

5.    Inventories

	December 31, 2021	December 31, 2020
Supplies and consumables	$19,144	$15,619
Stockpiles	2,880	3,569
Work in progress	1,658	5,234
Finished goods	2,337	1,074
	$26,019	$25,496

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Other Current Assets

	December 31, 2021	December 31, 2020
Advances to suppliers	$402	$500
Prepaid expenses	5,865	2,635
Advances to employees	458	2,091
Value added taxes recoverable(1)	15,109	13,958
	$21,834	$19,184

(1)     During the year ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes based on the tax treatment applicable to depletion charges. This recovery during 2020 was recognized as a result of a study conducted to revisit certain tax positions, which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes. No additional value added tax recoveries were recognized in 2021.

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
7.    Mineral, Property, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties	Projects in Progress	Equipment & Other Assets	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2019	$17,609	$103,175	$261,392	$52,705	$9,481	$14,107	$7,231	$465,700
Additions	54	10,515	6,747	81,332	18,942	197	2,982	120,769
Disposals	—	(16,671)	—	(80)	(522)	(3,803)	(291)	(21,367)
Transfers	1,546	19,940	56,346	(64,888)	(12,958)	—	14	—
Foreign exchange	(4,327)	(24,257)	(59,173)	(12,297)	(2,139)	(2,965)	(1,614)	(106,772)
Balance, December 31, 2020	14,882	92,702	265,312	56,772	12,804	7,536	8,322	458,330
Additions	19	7,538	7,580	130,821	26,826	5,162	10,425	188,371
Disposals	—	(1,004)	—	(1,821)	(10)	—	(575)	(3,410)
Transfers	4,626	33,217	74,951	(94,599)	(18,195)	—	—	—
Foreign exchange	(1,175)	(7,678)	(20,942)	(4,867)	(1,118)	(688)	(874)	(37,342)
Balance, December 31, 2021	$18,352	$124,775	$326,901	$86,306	$20,307	$12,010	$17,298	$605,949

Accumulated depreciation:
Balance, December 31, 2019	$(4,047)	$(25,599)	$(85,293)	$—	$(4,572)	$(2,958)	$(3,715)	$(126,184)
Depreciation expense	(785)	(10,882)	(24,597)	—	(1,317)	(1,029)	(3,865)	$(42,475)
Disposals	—	14,999	—	—	446	—	168	$15,613
Foreign exchange	916	5,827	19,351	—	860	672	792	$28,418
Balance, December 31, 2020	(3,916)	(15,655)	(90,539)	—	(4,583)	(3,315)	(6,620)	(124,628)
Depreciation expense	(808)	(12,664)	(26,475)	—	(1,489)	(985)	(4,869)	(47,290)
Disposals	—	913	—	—	3	—	413	1,329
Foreign exchange	296	1,463	7,125	—	336	260	588	10,068
Balance, December 31, 2021	$(4,428)	$(25,943)	$(109,889)	$—	$(5,733)	$(4,040)	$(10,488)	$(160,521)

Net book value, December 31, 2020	$10,966	$77,047	$174,773	$56,772	$8,221	$4,221	$1,702	$333,702
Net book value, December 31, 2021	$13,924	$98,832	$217,012	$86,306	$14,574	$7,970	$6,810	$445,428

Certain equipment has been provided as security for the equipment finance loans (note 10(b)).

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
8.    Exploration and Evaluation Assets

Exploration and evaluation assets relate primarily to the Boa Esperança development project located in Tucumã, State of Pará, Brazil. Subsequent to December 31, 2021, the Company’s board of directors approved construction of the project and accordingly the project will be reclassified as Projects in Progress.

9.    Accounts Payable and Accrued Liabilities

	December 31, 2021	December 31, 2020
Trade suppliers	$24,012	$14,480
Payroll and labour related liabilities	26,248	17,914
Value added tax and other tax payable	9,664	9,365
Other accrued liabilities	6,622	5,484
	$66,546	$47,243

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Denomination	Security	Time to Maturity	Coupon rate	Principal to be repaid	December 31, 2021	December 31, 2020
Senior credit facility	USD	Secured	39 months	LIBOR + 2.25% - 4.25%	$50,000	$48,303	$148,386
Equipment finance loans	USD	Secured	5 months - 48 months	5.00% - 7.95%	5,759	5,805	5,605
Equipment finance loans	EURO	Secured	6 months - 54 months	5.50% - 7.00%	2,005	2,005	1,791
Bank loan (MCSA)	BRL	Unsecured	59 months	CDI + 0.50%	3,458	3,137	3,980
Line of credit (MCSA)	BRL	Unsecured	0	CDI + 9.00%	—	—	1,447
Lines of credit (MCSA)	BRL	Unsecured	0	8.60% - 14.30%	—	—	4,221
Equipment finance loan (Plural)	BRL	Secured	0	CDI + 7.00%	—	—	1,065
Equipment finance loans	BRL	Secured	0	11.88% - 16.49%	—	—	1,607
Total					$61,222	$59,250	$168,102

Current portion						$4,344	$12,539
Non-current portion						$54,906	$155,563

The movements in loans and borrowings during the years ended December 31, 2021 and 2020 are comprised of the following:

	December 31, 2021	December 31, 2020
Balance, beginning of year	$168,102	$159,370
Proceeds from new senior revolving credit facility, net	—	13,652
Proceeds from new equipment finance loans	4,826	19,278
Proceeds from new lines of credit	645	36,726
Principal and interest payments	(117,404)	(67,118)
Interest expenses	5,177	9,921
Foreign exchange	(2,096)	(3,727)
Balance, end of year	$59,250	$168,102

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(a)    Senior Credit Facility

At December 31, 2020, the Company had a $150.0 million credit facility from a syndicate of Canadian financial institutions. The credit facility was comprised of $75.0 million in senior secured non-revolving credit facility (“Term Facility”) and a $75.0 million senior secured revolving credit facility (“Revolving Credit Facility”) (collectively, the "Old Facilities). The Term Facility was to mature on March 31, 2024 and required principal repayments on a quarterly basis commencing on March 31, 2022, while the Revolving Credit Facility was payable in full at maturity on March 31, 2024. The Old Facilities bore interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25%, depending on the Company’s consolidated leverage ratio.

During the year ended December 31, 2021, the Old Facilities were amended and combined into a new $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) with maturity date of March 31, 2025. The New Revolving Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the New Revolving Credit Facility are on a sliding scale between 0.56% to 1.06%.

During the year ended December 31, 2021, the Company also paid down the New Revolving Credit Facility by $100.0 million with $50.0 million remaining outstanding as at December 31, 2021. The Company has an interest rate swap arrangement whereby floating interest on $50.0 million (2020 - $50.0 million) of the New Revolving Credit Facility was swapped for a fixed interest rate of 1.68% (2020 - 2.69%). The interest rate swap arrangement is in effect until March 31, 2025.

Subsequent to year end, pursuant to completion of an offering of $400.0 million in Senior Notes (note 26), the Company repaid the outstanding $50.0 million balance of the New Revolving Credit Facility and settled the interest rate swap arrangement for nominal consideration. The New Revolving Credit Facility was further amended to reduce its limit from $150.0 million to $75.0 million, with an accordion option to increase to $100.0 million at the election of the Company.

The New Revolving Credit Facility is secured by pledges of shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As December 31, 2021, the Company is in compliance with these covenants.

(b)    Bank Loan and Equipment Finance Loans

The MCSA bank loan was recognized at fair value when the Company acquired MCSA and has subsequently been measured at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.50%.

MCSA is subject to certain financial covenants which the Company is in compliance with at December 31, 2021. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company.

At December 31, 2020, MCSA had entered into an equipment finance loan with Plural Bank for BRL $12.0 million for a term of 24 months and at an interest rate of 7% + CDI per annum. MCSA had also entered into an interest rate swap transaction and a foreign exchange swap transaction with Plural Bank related to this loan whereby the floating interest of 7% + CDI on a notional amount of BRL $12.0 million was swapped for a fixed interest rate of 9.90%, and a notional principal amount of BRL $12.0 million was swapped for the USD currency at a foreign exchange rate of 3.9500. This loan was repaid during the year ended December 31, 2021 and the interest rate and foreign currency swap contracts terminated.

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
(c)    MCSA and NX Gold Lines of Credit

As at December 31, 2020, the Company’s subsidiaries, MCSA and NX Gold, had entered into various lines of credit for a total amount of BRL $154.6 million of which BRL $21.8 million ($4.2 million) was outstanding. These credit facilities bore interest at various rates ranging from 9.60% to 24.34%. During the year ended December 31, 2021, the Company’s subsidiaries, MCSA and NX Gold, terminated all remaining available credit facilities.

During the year ended December 31, 2020, the Company repaid BRL $162.2 million on various lines of credit entered into in the years ended December 31, 2020 and 2019.

(d)    Debt Repayments

Repayments of the principal portion of loans and borrowings is as follows:

December 31, 2021
2022(1)	54,282
2023	2,917
2024	1,602
2025	1,615
2026 and beyond	806
$61,222

(1) Includes $50.0 million of the New Revolving Credit Facility repaid in February 2022 which does not mature until March 31, 2025.

11. Deferred Revenue

In August 2021, the Company completed the closing of a precious metals purchase agreement (the “NX Gold PMPA”) with Royal Gold in relation to gold production from the NX Gold mine. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional payment obligations of Royal Gold include:

i.Up to US$5 million, available through the end of 2024, payable based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Transaction at a rate of US$20 per ounce;
ii.Up to US$5 million, available from 2022 through the end of 2024, payable based upon completion of planned meters of drilling within the exploration concessions of the NX Gold mine at a rate of US$100 per meter; and,
iii.US$5 per ounce of gold delivered under the NX Gold Transaction payable to the Company as contribution towards ongoing environmental, social and governance initiatives within the area of influence of the mine.

The contract will be settled by the Company delivering gold to Royal Gold. The $100.0 million upfront proceeds from Royal Gold has been recognized as deferred revenue and the Company recognizes amounts in revenue as gold is delivered. Each period, management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate at closing of the transaction included an estimated long-term gold price of $1,750 per ounce and a life of mine production schedule for the NX Gold mine that includes mineral reserves and a portion of the mineral resources.

During the year ended December 31, 2021, the Company delivered 5,173 ounces of gold to Royal Gold for average consideration of $353 per ounce and recognized $7.3 million in amortization of deferred revenue. As at December 31, 2021,

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
the aggregate carrying value of deferred revenue was $94.2 million, of which $10.5 million was classified as current and $83.7 million was classified as non-current.

As part of the NX Gold PMPA, the Company incurred $1.2 million in transaction fees during the year ended December 31, 2021. In addition, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

12.    Provision for rehabilitation and closure costs

	December 31, 2021	December 31, 2020
Balance, beginning of year	18,970	$30,197
Change in estimates	2,225	(3,803)
Accretion expense	1,077	902
Settled	(2,039)	(1,585)
Foreign exchange	(1,196)	(6,741)
Balance, end of year	$19,037	18,970

Provision for rehabilitation and closure costs is measured using management’s assumptions and estimates for future cash outflows in relation to mine closure and rehabilitation activities based on known disturbances as at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist.

Management used a pre-tax discount rates in the range of 8.23% – 8.81% (2020 – 5.75% - 7.37%) and an inflation factor in the range of 3.00% - 5.03% (2020 – 3.25% - 3.50%) in preparing the Company’s provision for rehabilitation and closure costs. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2021, the undiscounted inflation-adjusted liability for provision for rehabilitation and closure costs is estimated to be approximately $65.5 million (2020 - $37.0 million), of which $59.4 million (2020 - $31.4 million) relates to MCSA and $6.1 million (2020 - $5.6 million) relates to NX Gold. The cash expenditures are expected to commence upon projected closure and occur over a period of time, which for MCSA is in a range from 2026 to 2046 and for NX Gold is 2027 to 2031.

13. Other Non-current Liabilities

	December 31, 2021	December 31, 2020
Cash-settled equity awards (Note 14(b) and (c))	$2,524	$—
Value added tax and other taxes payable	861	1,299
Income taxes payable	2,935	169
Provision for legal and tax matters	2,331	2,480
Other liabilities	2,542	1,666
	$11,193	$5,614

14.     Share Capital

As at December 31, 2021, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2021, 90,204,378 common shares were outstanding.

    Notes to Financial Statements | Page 26

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
(a)     Options

During the year ended December 31, 2021, the Company granted 316,910 (2020 - 489,295) options to employees of the Company at weighted average exercise price of $15.66 per share (2020 - $15.38) with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $1.8 million, which is recognized over the vesting period.

	Number of Stock Options	Weighted Average Exercise Price
Outstanding stock options, December 31, 2019	5,061,417	6.23
Issued	489,295	15.38
Exercised	(908,949)	3.13
Outstanding stock options, December 31, 2020	4,641,763	$7.91
Issued	316,910	15.66
Exercised	(725,121)	4.64
Cancelled	(31,163)	15.78
Outstanding stock options, December 31, 2021	4,202,389	$8.98

The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2021 was $19.01 (year ended December 31, 2020 - $13.74).

As at December 31, 2021, the following stock options were outstanding:

Expiry Date	Number of Stock Options	Weighted Average Exercise Price		Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
May 15, 2022	190,334	$1.50	USD	190,334	0.37
July 10, 2022	60,000	1.50	USD	60,000	0.52
November 24, 2022	159,000	6.48	CAD	159,000	0.90
December 7, 2022	1,142,501	6.74	CAD	1,142,501	0.93
January 18, 2023	60,000	7.95	CAD	60,000	1.05
June 19, 2023	104,000	10.25	CAD	104,000	1.47
July 16, 2023	100,000	9.01	CAD	100,000	1.54
December 31, 2023	1,004,828	9.76	CAD	1,004,828	2.00
January 2, 2024	125,000	9.80	CAD	125,000	2.01
August 15, 2024	20,000	21.09	CAD	20,000	2.62
December 12, 2024	448,951	20.52	CAD	292,203	2.95
January 2, 2025	73,456	23.42	CAD	53,456	3.01
December 17, 2025	397,409	18.90	CAD	136,980	3.96
March 18, 2026	50,000	24.45	CAD	—	4.21
August 19, 2026	17,514	23.37	CAD	—	4.64
December 15, 2026	249,396	18.69	CAD	28,959	4.96
	4,202,389	$8.98	USD	3,477,261	2.06

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the December 31, 2021 exchange rate of 1.2677.

    Notes to Financial Statements | Page 27

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
The fair value of options granted in the years ended December 31, 2021 and 2020 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	2021	2020
Expected term (years)	3.0	3.0
Forfeiture rate	—%	—%
Volatility	56%	53%
Dividend yield	—%	—%
Risk-free interest rate	1.10%	0.58%
Weighted-average fair value per option	$5.57	$6.00

For the year ended December 31, 2021, the Company recorded share-based compensation of $2.9 million (year ended December 31, 2020 - $3.9 million) with respect to its outstanding stock options.

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to any director, officer, employee, or consultant of the Company or its subsidiaries. At the time of grant of PSUs, the Compensation Committee, may establish performance conditions for the vesting of the PSUs. The performance conditions may be graduated such that different percentages (which may be greater or lower than 100%) of the PSUs in a grant become vested depending on the satisfaction of one or more performance conditions. Performance conditions may include terms or conditions relating to: (i) the market price of the common shares; (ii) the return to holders of common shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the PSUs. The Compensation Committee may, in its discretion, subsequent to the grant of a PSU, waive any such performance condition or determine that it has been satisfied subject to applicable law, as well as determine the settlement of PSUs in shares or in cash. Each PSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Year ended December 31,
	2021	2020
Outstanding balance, beginning of year	727,761	437,463
Issued	310,287	290,298
Settled	(223,231)	—
Cancelled	(21,774)	—
Outstanding balance, end of year	793,043	727,761

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. Prior to December 2021, the Company had intended to settle its PSUs using common shares and, accordingly, the PSUs were classified as equity settled instruments. In December 2021, the Company elected to settle its PSUs in cash and, therefore, $9.4 million of PSUs were reclassified from contributed surplus to liabilities. On reclassification, the Company recognized the liability at its fair value and recognized a reduction in shared-based compensation of $1.2 million.

    Notes to Financial Statements | Page 28

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model.

During the year ended December 31, 2021, the Company recorded share-based compensation of $4.1 million (year ended December 31, 2020 - $3.9 million) with respect to the PSUs. As at December 31, 2021, the fair value of the PSU liability was $5.8 million (December 31, 2020 - $nil), of which $3.3 million (December 31, 2020 - nil) has been recognized in accounts payable and accrued liabilities and $2.5 million (December 31, 2020 - $nil) has been recognized in other non-current liabilities.

(c)     Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Only independent directors are eligible to participate and to receive DSUs under the DSU Plan.  DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.  In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant.  The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

During the year ended December 31, 2021, 51,855 DSUs (year ended December 31, 2020 - 79,230) were issued to independent directors.

As at December 31, 2021, the fair value of the DSU liability was $2.0 million (December 31, 2020 - $1.3 million) which has been recognized in accounts payable and accrued liabilities, with $0.7 million recognized in share-based compensation expense for the year ended December 31, 2021 (year ended December 31, 2020 - $1.3 million).

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to any officer, employee, or consultant of the Company or its subsidiaries. RSUs issued under the plan entitles the holder thereof to receive one common share, without payment of additional consideration, on the redemption date selected by the Compensation Committee following the date of vesting of such share unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exception and restrictions. RSUs granted will vest in three equal installments on each anniversary date from the date of grant. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares.

During the year ended December 31, 2021, 171,106 share units (year ended December 31, 2020 - nil) were issued and outstanding.

(e)     Warrants

During the year ended December 31, 2021, all of the remaining 1,599,996 warrants were exercised for gross proceeds of $1.9 million (year ended December 31, 2020 - 1,266,666 warrants for gross proceeds of $1.5 million).

    Notes to Financial Statements | Page 29

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
(f)     Share-based compensation

	Year ended December 31,
	2021	2020
Stock options	$2,925	$3,864
Performance share unit plan	4,124	3,900
Deferred share unit plan	734	1,300
Restricted share unit plan	65	—
Share-based compensation(1)	$7,848	$9,064

(1)    For the year ended December 31, 2021, the Company recorded $7.3 million (year ended December 31, 2020 - $7.8 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities. In addition, the Company reclassified $9.4 million (year ended December 31, 2020 - nil) in share-based compensation from contributed surplus to liabilities.

(g)     Net Income per Share

	Year ended December 31,
	2021	2020
Weighted average number of common shares outstanding	88,602,367	86,368,535
Dilutive effects of:
Warrants	—	2,397,518
Stock options	2,353,584	2,355,933
Share units	7,501	1,091,642
Weighted average number of diluted common shares outstanding(1)	90,963,452	92,213,628

Net income attributable to owners of the Company	$201,053	$51,622
Basic net income per share	2.27	0.60
Diluted net income per share	2.21	0.56

(1)     Weighted average number of diluted common shares outstanding for the year ended December 31, 2021 excluded 390,366 (2020 - 999,523) stock options that were anti-dilutive.

    Notes to Financial Statements | Page 30

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
15.     Revenue

	Year ended December 31,
	2021	2020
Copper
Sales within Brazil	$131,595	$161,803
Export sales	295,682	96,852
Adjustments on provisionally priced sales(1)	(3,323)	2,233
	423,954	260,888
Gold
Export sales	58,682	63,188
Amortization of deferred revenue(2)	7,279	—
	$65,961	$63,188
	$489,915	$324,076

(1)    Under the terms of the Company’s contract with its domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customer are settled with a final sales price between one to four months after shipment takes place and, therefore, are exposed to commodity price changes.
(2)    During the year ended December 31, 2021, the Company delivered 5,173 ounces of gold under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $353 per ounce and recognized $7.3 million in amortization of deferred revenue.

16.     Cost of Sales

	Year ended December 31,
	2021	2020
Materials	$26,343	$18,912
Salaries and benefits	39,497	30,044
Depreciation and depletion	47,002	39,212
Contracted services	21,373	18,463
Maintenance costs	18,162	14,672
Utilities	10,721	8,728
Sales expense	7,243	5,354
Other costs	716	554
	$171,057	$135,939

17.     General and Administrative Expenses

	Year ended December 31,
	2021	2020
Accounting and legal	$1,625	$1,079
Amortization and depreciation	288	136
Office and administration	9,143	7,066
Salaries and consulting fees	16,962	12,206
Incentive payments	7,126	6,116
Other	3,702	1,324
	$38,846	$27,927

    Notes to Financial Statements | Page 31

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
18.    Finance Expense

	Year ended December 31,
	2021	2020
Interest on loans and borrowings	$5,177	$9,921
(Gain) loss on interest rate swap derivatives	(469)	2,720
Accretion of deferred revenue	1,501	—
Accretion of mine closures and rehabilitation provisions	1,077	902
Commitment fees	1,027	484
Interest on lease liabilities	413	229
Other finance expenses	3,433	1,193
	$12,159	$15,449

19.    Foreign Exchange Loss

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Year ended December 31,
	2021	2020
Foreign exchange loss on USD denominated debt in Brazil	$(5,370)	$(24,190)
Realized foreign exchange loss on derivative contracts (note 22)	(22,240)	(20,804)
Unrealized foreign exchange gain (loss) on derivative contracts (note 22)	3,911	(34,548)
Other	1,731	(263)
	$(21,968)	$(79,805)

20.    Income Taxes

(a)Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s combined Canadian federal and provincial statutory income tax rate of 27% (2020 – 27%) is as follows:

	Year ended December 31,
	2021	2020
Net income in the year before tax	$236,920	$61,423
Tax rate	27%	27%
Income tax expense at statutory rate	$63,968	$16,584
Tax effect of:
Difference in tax rate of foreign jurisdictions	(29,888)	(6,227)
Non-taxable items	(7,465)	(1,792)
Change in temporary differences not previously recognized	6,618	(113)
Other	1,055	473
Income tax expense	$34,288	$8,925

    Notes to Financial Statements | Page 32

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Year ended December 31,
	2021	2020
Current income tax:
Relating to current income tax charge	$22,428	$9,675
Deferred income tax:
Relating to origination and reversal of temporary differences	11,860	(750)
Income tax expense recognized in net income	$34,288	$8,925
Income tax expense (recovery) recognized in other comprehensive income	576	(3,073)
Total income tax expense	$34,864	$5,852

(b)Deferred income tax assets

The general movement in the deferred income tax assets is as follows:

	Year ended December 31,
	2021	2020
At the beginning of the year	$14,223	$13,099
Deferred income tax (expense) recovery	(11,860)	750
Income tax expense (recovery) recognized in OCI	(576)	3,073
Foreign exchange	528	(2,699)
At the end of the year	$2,315	$14,223

Recognized deferred tax and assets and liabilities consist of the following:

	December 31, 2021	December 31, 2020
Deferred tax assets:
Non-capital losses - Brazil	$1,924	$15,688
Foreign exchange - Brazil	8,458	9,412
Other - Brazil	3,409	2,167
Mine closure and rehabilitation provision - Brazil	2,903	3,110
Non-capital losses - Canada	981	737
Financing fees and other - Canada	289	823
	17,964	31,937
Deferred tax liabilities:
Mineral property, plant and equipment - Brazil	(4,986)	(6,179)
Loans and borrowings - Brazil	(8,775)	(9,431)
Other - Brazil	(618)	(544)
Loans and borrowings - Canada	(1,270)	(1,560)
	(15,649)	(17,714)

Net deferred income tax assets	$2,315	$14,223

    Notes to Financial Statements | Page 33

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
Deferred tax assets of $21.4 million (December 31, 2020 - $13.5 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year ended December 31, 2021		Year ended December 31, 2020
	Brazil	Canada	Brazil	Canada
Exploration and evaluation assets	$34,660	$—	$37,213	$—
Mineral property, plant and equipment	—	922	—	90
Non-capital losses	—	44,521	—	22,194
Other	—	16,213	—	7,238
	$34,660	$61,656	$37,213	$29,522

The Company has loss carry forwards in Brazil totalling $7.7 million (December 31, 2020 - $46.7 million) which may be carried forward indefinitely to offset future taxable income in Brazil. Use of these losses is limited to 30% of taxable income annually. The Company also has loss carry forwards in Canada totalling $48.0 million (December 31, 2020 - $24.9 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2041.

21.    Related Party Transactions

Key management personnel consist of the Company’s directors and officers. The remuneration of key management personnel during the year was as follows:

	Year ended December 31,
	2021	2020
Salaries and short-term benefits(1)	$10,282	$7,400
Share-based payments(2)	5,702	5,100
	$15,984	$12,500

(1)    Includes annual salary and short-term incentives or bonuses earned in the year.
(2)    Includes PSUs, RSUs, DSUs and stock option grants.

22.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2021, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. At December 31, 2021, the carrying value of loans and borrowings is $59.3 million while the face value is approximately $61.2 million. The contractual interest rates on these loans and borrowings are a close approximation of market rates of interest at December 31, 2021 (Level 2 of the fair value hierarchy).

    Notes to Financial Statements | Page 34

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$130,129	$62,508
Accounts receivable	30,704	20,353
Deposits and other non-current assets	1,295	595
	$162,128	$83,456

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has five significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the years ended December 31, 2021 and 2020 nor recognized a provision for credit losses.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2021:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$59,250	$62,041	$54,789	$3,066	$4,186	$—
Accounts payable and accrued liabilities	66,546	66,546	66,546	—	—	—
Other non-current liabilities	5,067	16,246	308	7,302	7,984	652
Leases	7,110	7,265	4,867	1,770	628	—
Total	$137,973	$152,098	$126,510	$12,138	$12,798	$652

The Company also has derivative financial liabilities for foreign exchange and interest rate derivatives whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

    Notes to Financial Statements | Page 35

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks related to the US dollars and Euros. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2021 relates to $7.8 million (December 31, 2020 – $7.4 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2021 on $63.8 million due to an intercompany loan balance (December 31, 2020 - $83.1 million) which has contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2021 by 10% and 20%, would have increased (decreased) pre-tax net income by $7.0 million and $13.9 million, respectively (2020 – $8.9 million and $17.7 million). Strengthening (weakening) in the Brazilian Real against the Euro at December 31, 2021 by 10% and 20%, would have increased (decreased) pre-tax net income by $0.2 million and $0.4 million, respectively (2020 – $0.2 million and $0.4 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2021, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $179.5 million (December 31, 2020 - notional amount of $285.7 million) with an average floor rate of 4.24 BRL to US Dollar and an average cap rate of 4.76 BRL to US Dollar. The maturity dates of these contracts are from January 3, 2022 to December 28, 2022 and are financially settled on a net basis. The fair value of these contracts at December 31, 2021 was a liability of $28.7 million, (December 31, 2020 - $34.5 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at December 31, 2021 was determined using an option pricing model with the following assumptions: discount rate of 2.74% - 2.80%, foreign exchange rate of approximately 5.59—6.17, and volatility of 15.69% - 17.92%.

The change in fair value of foreign exchange collar contracts was a gain of $3.9 million for the year ended December 31, 2021 (a loss of $34.5 million for the year ended December 31, 2020) and has been recognized in foreign exchange loss. In addition, during the year ended December 31, 2021, the Company recognized a realized loss of $22.2 million (realized loss of $20.8 million for the year ended December 31, 2020) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its New Revolving Credit Facility of $50.0 million and Brazilian Real denominated bank loans of $3.5 million. Based on the Company’s net exposure at December 31, 2021, a 1% change in the variable rates would have an impact of $0.5 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

In order to mitigate the above volatility due to variable rates on loans, the Company entered into an interest rate swap contract to manage interest rate risk (see note 10(a)). At December 31, 2021, the floating interest on a notional amount of $50.0 million was swapped for a fixed interest rate of 1.68%. This interest rate swap transaction is in effect until March 31, 2025, with settlements made on a monthly basis. The fair value of this contract at December 31, 2021 was a liability of $1.0 million (December 31, 2020 - $2.5 million) and was included in Derivatives in the statement of financial position.

For the year ended December 31, 2021, the Company recognized a realized loss of $0.8 million (a realized loss of $1.6 million for the year ended December 31, 2020) and an unrealized gain of $1.3 million (an unrealized loss of $1.1 million for the year ended December 31, 2020), respectively, in relation to its interest rate swap derivatives.

    Notes to Financial Statements | Page 36

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2021, the Company has provisionally priced sales that are exposed to commodity price changes (note 15). Based on the Company’s net exposure at December 31, 2021, a 10% change in the price of copper would have an impact of $0.2 million on pre-tax net income.

23.    Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

The Company's capital consists of items included in shareholders’ equity, debt facilities net of cash and cash equivalents.

Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiary, MCSA, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

24. Supplemental Cash Flow Information

	Year ended December 31,
	2021	2020
Net change in non-cash working capital items:
Accounts receivable	$(12,180)	$(13,266)
Inventories	(2,325)	(6,360)
Other assets	(8,297)	6,858
Accounts payable and accrued liabilities	10,366	(3,885)
Value added, payroll and other taxes	(2,662)	7,121
	$(15,098)	$(9,532)

Non-cash investing and financing activities:
Change in mineral, property, plant and equipment from change in estimates for provision for rehabilitation and closure costs	2,225	(3,803)
Additions to property, plant and equipment by leases	10,205	2,439
Non-cash changes in accounts payable in relation to capital expenditures	3,551	(581)
Transfer of PSU from equity reserves to liabilities	9,389	—

25.    Contingencies

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to

    Notes to Financial Statements | Page 37

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur.

As of December 31, 2021, based on the opinion of its legal advisers, the Company has not recognized a provision for the following claims of MCSA and NX Gold as it is not probable that a cash outflow will occur.

	December 31, 2021	December 31, 2020
Social security tax (a)	$3,415	$2,879
Taxes (b)	9,531	11,633
Labour	1,219	968
Mining and other (c)	6,791	6,346
	$20,956	$21,826

(a) Social security tax
Social security claims relate to potential social security tax payments related to past payments to employees, including profit sharing, and payments made to external contractors. The Company strongly believes, based on precedent court case rulings, that part of the claim will be cancelled after administrative and judicial discussions. The estimated portion of the claim expected to be cancelled of $9.5 million is included in the table above.

(b) Tax

There are 122 tax claims (2020 – 121 tax claims) against MCSA which were evaluated as possible, but not probable, losses by external legal counsel. The main subjects under discussion for the tax claims involve the validity of tax credits used to offset federal taxes.

(c) Mining

In June 2019, MCSA was notified of five administrative claims filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow.

26.     Subsequent events

In February 2022, the Company closed an offering of $400 million aggregate principal amount of Senior Notes due 2030 (the “Notes”). Interest on the Notes accrues at an annual rate of 6.50%, payable semi-annually in arrears. The Notes mature on February 15, 2030. MCSA is currently the only guarantor of the Notes on a senior unsecured basis. The Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge. Estimated transaction costs related to the offering of the Notes was $8.5 million.

Pursuant to closing of the Notes offering, the Company repaid the outstanding balance under its New Revolving Credit Facility of approximately $50 million and reduced the size of its New Revolving Senior Credit Facility from $150 million to $75 million, with an accordion option to increase to $100.0 million at the election of the Company.

    Notes to Financial Statements | Page 38